Exhibit (a)(5)(c)

THIS ANNOUNCEMENT (THE "ANNOUNCEMENT") AND THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA, NEW ZEALAND, THE REPUBLIC OF IRELAND, SWITZERLAND, JAPAN, THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL.

2 March 2020

IG Design Group plc

("Design Group", the "Company" or the "Group")

Results of Tender Offer Process

IG Design Group plc, one of the world's leading designers, innovators and manufacturers of celebrations, gifting, stationery and creative play products, today reports the results of its previously announced tender offer made on 31 January 2020 to purchase all outstanding shares of common stock of CSS Industries, Inc. ("CSS") (NYSE: CSS) for $9.40 per share in cash.

The previously announced tender offer expired at the end of the day one minute after 11:59 p.m. Eastern Standard time, on 28 February 2020, and was not extended. The Depositary for the tender offer advised the Company, that, as of the expiration of the tender offer, 7,778,729 shares of CSS common stock, representing approximately 87.6 percent of the CSS common stock issued and outstanding as of the expiration of the tender offer, had been validly tendered and not validly withdrawn pursuant to the tender offer (excluding shares with respect to which notices of guaranteed delivery were delivered but the shares represented thereby were not yet delivered). In addition, the Depositary for the tender offer advised the Company, that, as of the expiration of the tender offer, notices of guaranteed delivery had been delivered for 500 shares of CSS common stock, representing less than 0.01 percent of the CSS common stock issued and outstanding as of the expiration of the tender offer. The number of shares of CSS common stock tendered (excluding shares delivered pursuant to Notices of Guaranteed Delivery) satisfies the Minimum Condition. As the Minimum Condition and each of the other conditions of the tender offer have been satisfied or validly waived, Design Group, through its wholly owned-subsidiary, has accepted for payment all Shares of CSS common stock that were validly tendered and not validly withdrawn pursuant to the tender offer.

Following expiration of the tender offer and acceptance for payment of the shares, the Company, through its wholly-owned subsidiary, intends to complete its acquisition of CSS on 3 March 2020 by consummating a merger between CSS and a wholly-owned subsidiary of IG Design Group plc without a vote of the stockholders of CSS in accordance with Section 251(h) of the Delaware General Corporation Law, with CSS continuing as the surviving corporation in the merger and thereby becoming a wholly owned subsidiary of the Group. As a result of the merger, CSS will cease to be a publicly traded company and the CSS common stock will no longer be listed on The New York Stock Exchange.

All terms used but not defined in this announcement shall have the meaning given in the announcement dated 31 January 2020.

For further information, please contact:

IG Design Group plc	Tel: 0152 588 7310
Paul Fineman, Chief Executive Officer
Giles Willits, Chief Financial Officer

Canaccord Genuity Limited (Nominated Adviser, Broker and Financial Advisor)	Tel: 0207 523 8000
Bobbie Hilliam, NOMAD Alex Aylen, Sales
George Fleet, Financial Advisor

Alma PR	Tel: 0203 405 0205
Rebecca Sanders-Hewett Susie Hudson Sam Modlin	designgroup@almapr.co.uk

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication, including statements regarding the proposed transaction between Design Group and CSS, Design Group’s and CSS’ financial estimates and/or business prospects, the combined company’s plans, objectives, expectations and intentions, the expected size, scope and growth of the combined company’s operations and the markets in which it will operate, expected synergies, as well as the expected timing and benefits of the transaction, may contain words such as “expects,” “may,” “potential,” “upside,” “approximately,” “project,” “would,” “could,” “should,” “will,” “anticipates,” “believes,” “intends,” “estimates,” “targets,” “plans,” “envisions,” “seeks” and other similar language and are considered forward-looking statements or information under applicable securities laws. These statements are based on Design Group’s current expectations, estimates, forecasts and projections about the proposed transaction and the operating environment, economies and markets in which Design Group and CSS operate, are subject to important risks and uncertainties that are difficult to predict and the actual outcome may be materially different. These statements reflect beliefs and assumptions that are based on Design Group’s and CSS’ perception of historical trends, current conditions and expected future developments as well as other factors management believes are appropriate in the circumstances. In making these statements, Design Group and CSS have made assumptions with respect to the ability of Design Group and CSS to achieve expected synergies and the timing of same, the ability of Design Group and CSS to predict and adapt to changing customer requirements, preferences and spending patterns, the ability of Design Group and CSS to protect their intellectual property, future capital expenditures, including the amount and nature thereof, business strategy and outlook, expansion and growth of business and operations, credit risks, anticipated acquisitions, future results for Design Group being similar to historical results, expectations related to future general economic and market conditions and other matters. Design Group’s and CSS’ beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Design Group’s beliefs and assumptions may prove to be inaccurate and consequently Design Group’s actual results could differ materially from the expectations set out herein.

About IG Design Group plc

IG Design Group plc, the largest consumer gift packaging business in the world, is a designer, innovator and manufacturer of products that help people celebrate life's special occasions. Design Group works with more than 11,000 customers in over 80 countries throughout the UK, Europe, Australia and the USA. Its products are found in over 210,000 retail outlets, including several of the world's biggest retailers, for example Walmart, Target, Amazon, Costco, Lidl and Aldi. Its brand, Tom Smith, also holds the Royal Warrant for the supply of Christmas crackers and Christmas wrapping paper to the Royal family. Design Group is a diverse business operating across multiple regions, categories, seasons and brands. Its four major product categories are: Celebrations, Stationery and Creative Play, Gifting, and Not-for-resale consumables. It offers customers a full end-to-end service from design through to distribution, offering both branded and bespoke products from the value-focused through to the higher-margin ends of the market. The acquisition of Impact Innovations Inc. has significantly increased the scale of the Group and added to the Celebrations category with seasonal home décor product range providing a further opportunity for growth. The Company was admitted to the Alternative Investment Market of the London Stock Exchange in 1995 under the name 'International Greetings plc' and rebranded to IG Design Group plc in 2016. For further information please visit www.thedesigngroup.com.

About CSS Industries, Inc.

CSS is a creative consumer products company, focused on the craft, gift and seasonal categories. For these design-driven categories, CSS engages in the creative development, manufacture, procurement, distribution and sale of its products with an omni-channel approach focused primarily on mass market retailers. CSS’ core products within the craft category include sewing patterns, ribbons, trims, buttons, needle arts and kids’ crafts. For the gift category, its core products are designed to celebrate certain life events or special occasions, with a focus on packaging items, such as ribbons, bows, bags and wrap, as well as stationery, baby gift items, and party and entertaining products. For the seasonal category, CSS’ focus is on holiday gift packaging items including ribbons, bows, bags, tags and gift card holders, in addition to specific holiday-themed decorations and activities, including Easter egg dyes and Valentine’s Day classroom exchange cards. In keeping with CSS’ corporate mission, all of its products are designed to help make life memorable.